UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number:  000-49650

TORM A/S

(Translation of registrant's name into English)

Tuborg Havnevej 18
DK-2900 Hellerup
Denmark
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [x]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Set forth herein as Exhibit 99.1 is a copy of Announcement No. 24 - 2012 issued by TORM A/S to The Copenhagen Stock Exchange on May 10, 2012.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TORM A/S (registrant)
Dated: May 16, 2012	By:	/s/ Jacob Meldgaard Name: Jacob Meldgaard Title: Chief Executive Officer

Exhibit 99.1

First quarter report 2012

"TORM's operational result for the first quarter of 2012 was in line with last year and reflected the continued challenging market environment. However, the net result for the period was negatively affected by vessel sales and costs related to the restructuring of the Company's capital structure," says CEO Jacob Meldgaard.

●
EBITDA for the first quarter of 2012 was a loss of USD 7 million, compared to a gain of USD 4 million in the first quarter of 2011. The result before tax for the first quarter of 2012 was a loss of USD 79 million, compared to a loss of USD 45 million in the same period of 2011. The change was amongst others driven by a loss from vessel sales of USD 16 million in the first quarter of 2012, compared to a loss of USD 6 million for the same period of 2011. In addition, financial expenses for the first quarter of 2012 include USD 22 million in restructuring costs.

●
The product tanker freight rates for especially the LR segments remained under pressure in the first quarter of 2012, whereas the MR freight rates had a positive development in the first part of the quarter. In the West, Brazilian imports continued to contribute positively to the increased ton-mile factor, whereas lower US imports and domestic demand of gasoline put the freight market under pressure. In the East, the freight markets for LR2 and LR1 remained at low levels throughout the quarter due to lack of naphtha cargoes, temporary refinery closures and limited arbitrage opportunities.

●
The bulk market was under significant pressure in the first quarter of 2012 due to a high number of vessels being delivered. Furthermore, the combination of the Chinese New Year, an overall slower growth in the Chinese commodity demand and logistic delays in the South American grain season resulted in a low freight rate environment throughout the first quarter of 2012.

●	The ongoing efficiency program has commenced implementation of further cost and cash improving initiatives with an expected cumulative impact of minimum USD 100 million over the next three years.

●
As stated in announcement no. 14 dated 4 April 2012 and elaborated in announcement no. 20 dated 23 April 2012, TORM has reached a conditional framework agreement in principle with the bank group’s coordination committee and the major time charter partners regarding a financing and restructuring plan.

●	The conditional framework agreement in principle is a prerequisite for TORM’s continued operation.

●	One MR product tanker was sold and one MR product tanker newbuilding was cancelled during the first quarter of 2012. In addition, TORM took delivery of two MR product tanker newbuildings.

●	Net interest-bearing debt increased in the first quarter of 2012 to USD 1,838 million from USD 1,787 million as at 31 December 2011.

●	Cash totaled USD 29 million at the end of the first quarter of 2012 and the Company has no available credit lines. TORM has no order book and therefore no CAPEX related hereto.

●	Equity amounted to USD 569 million as at 31 March 2012, equivalent to USD 8.2 per share (excluding treasury shares), giving TORM an equity ratio of 21%.

●
By 31 March 2012, TORM had covered 14% of the remaining tanker earning days in 2012 at USD/day 14,699 and 4% of the remaining earning days in 2013 at USD/day 14,880. 105% of the remaining bulk earning days in 2012 are covered at USD/day 13,291 and 20% of the 2013 earnings days at USD/day 16,153.

●
The financial result for 2012 is subject to considerable uncertainty given TORM’s financial situation and the changes to the Company’s business model that may follow. Consequently, TORM will not to provide earnings guidance for 2012 before a long-term comprehensive financing solution is in place.

Announcement no. 24 / 10 May 2012	First quarter report 2012	1 of 22

Teleconference	Contact TORM A/S
TORM will host a teleconference for financial analysts and investors at 15:00 Danish time today. Please call 10 minutes before the conference is due to start on +45 3271 4607 (from Europe) or +1 877 491 0064 (from the USA). The presentation documents can be downloaded from TORM's website.
Tuborg Havnevej 18 DK-2900 Hellerup, Denmark Tel.: +45 39 17 92 00 / Fax: +45 39 17 93 93 www.torm.com Jacob Meldgaard, CEO, tel.: +45 39 17 92 00 Roland M. Andersen, CFO, tel.: +45 39 17 92 00

Key Figures
Million USD		Q1 2012	Q1 2011	2011
Income statement
Revenue		310.6	270.4	1,305.2
Time charter equivalent earnings (TCE)		152.0	147.5	644.3
Gross profit		27.3	27.8	81.0
EBITDA		-7.1	4.1	-43.8
Operating profit (EBIT)		-41.1	-32.5	-388.6
Profit/(loss) before tax		-78.5	-44.9	-451.4
Net profit/(loss)		-78.7	-45.3	-453.0
Balance sheet
Total assets		2,668.9	3,259.8	2,779.2
Equity		568.7	1,075.0	643.8
Total liabilities		2,100.2	2,184.8	2,135.4
Invested capital		2,393.9	2,925.1	2,425.1
Net interest bearing debt		1,837.7	1,853.2	1,786.8
Cash flow
From operating activities		-56.6	-11.1	-74.8
From investing activities		5.2	33.1	168.2
Thereof investment in tangible fixed assets		-44.1	-68.0	-118.4
From financing activities		-4.7	0.4	-127.8
Total net cash flow		-56.1	22.4	-34.4
Key financial figures
Gross margins:
TCE		48.9%	54.5%	49.4%
Gross profit		8.8%	10.3%	6.2%
EBITDA		-2.3%	1.5%	-3.4%
Operating profit		-13.2%	-12.0%	-29.8%
Return on Equity (RoE) (p.a.)*)		-44.1%	-15.0%	-51.5%
Return on Invested Capital (RoIC) (p.a.)**)		-6.8%	-3.8%	-14.4%
Equity ratio		21.3%	33.0%	23.2%
Exchange rate USD/DKK, end of period		5.57	5.25	5.75
Exchange rate USD/DKK, average		5.64	5.46	5.36
Share related key figures
Earnings per share, EPS	USD	-1.1	-0.7	-6.5
Diluted earnings per share, EPS	USD	-1.1	-0.7	-6.5
Cash flow per share, CFPS	USD	-0.8	-0.2	-1.1
Share price, end of period (per share of DKK 5 each)	DKK	3.2	30.0	3.7
Number of shares, end of period	Million	72.8	72.8	72.8
Number of shares (excl. treasury shares), average	Million	69.6	69.3	69.6

*)	Gains/losses from sale of vessels and the mark-to-market adjustments of 'Other financial assets' are not annualized when calculating the return on equity
**)	Gains/losses from sale of vessels are not annualized when calculating the Return on Invested Capital.

Announcement no. 24 / 10 May 2012	First quarter report 2012	2 of 22

Results
The result before tax for the first quarter of 2012 was a loss of USD 79 million, compared to a loss of USD 45 million in the same period of 2011. The result before depreciation (EBITDA) for the first quarter of 2012 was a loss of USD 7 million, compared to a gain of USD 4 million in the same period of 2011. The EBITDA result for the first quarter of 2012 was negatively impacted by USD 16 million from sale of vessels, compared to a loss of USD 6 million for the same period of 2011. In addition, the result was positively impacted by mark-to-market non-cash adjustments of USD 11 million in total compared to USD 8 million in the same period of 2011.

The Tanker Division reported an operating loss of USD 42 million in the first quarter of 2012, compared to an operating loss of USD 32 million in the same period last year.

The Bulk Division had an operating profit in the first quarter of 2012 of USD 3 million, compared to a profit of USD 2 million in the first quarter of 2011.

Other (not allocated) activities include financial expenses of USD 22 million in costs related to the restructuring of the Company’s capital structure.

Million USD	Q1 2012
	Tanker	Bulk	Not
	Division	Division	allocated	Total

Revenue	251.4	59.2	0.0	310.6
Port expenses, bunkers and commissions	-138.7	-33.5	0.0	-172.2
Freight and bunkers derivatives	-0.4	14.0	0.0	13.6
Time charter equivalent earnings	112.3	39.7	0.0	152.0
Charter hire	-51.2	-33.2	0.0	-84.4
Operating expenses	-39.6	-0.7	0.0	-40.3
Gross profit (Net earnings from shipping activities)	21.5	5.8	0.0	27.3
Profit from sale of vessels	-15.9	0.0	0.0	-15.9
Administrative expenses	-14.9	-1.7	0.0	-16.6
Other operating income	0.5	0.0	0.0	0.5
Share of results of jointly controlled entities	0.1	0.0	-2.5	-2.4
EBITDA	-8.7	4.1	-2.5	-7.1
Impairment losses on jointly controlled entities	0.0	0.0	0.0	0.0
Amortizations and depreciation	-33.3	-0.7	0.0	-34.0
Operating profit/(loss) (EBIT)	-42.0	3.4	-2.5	-41.1
Financial income	-	-	3.6	3.6
Financial expenses	-	-	-41.0	-41.0
Profit/(loss) before tax	-	-	-39.9	-78.5
Tax	-	-	-0.2	-0.2
Net profit/(loss) for the period	-	-	-40.1	-78.7

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in 'Not-allocated'.

Announcement no. 24 / 10 May 2012	First quarter report 2012	3 of 22

Outlook and coverage
The financial result for 2012 is subject to considerable uncertainty given TORM’s financial situation and the changes to the Company’s business model that may follow. Consequently, TORM has decided not to provide earnings guidance for 2012 before a long-term comprehensive financing solution is in place.

With 21,136 earning days for 2012 open as at 31 March 2012, a change of USD/day of 1,000 in freight rates will currently impact the profit before tax by approx. USD 21 million.

As at 31 March 2012, TORM had covered 14% of the remaining earning days in 2012 in the Tanker Division at USD/day 14,699 and 105% of the remaining earning days in the Bulk Division at USD/day 13,291. The table below shows the figures for 2012 for the period from 1 April to 31 December. 2013 and 2014 are full year figures.

	2012	2013	2014	2012	2013	2014
		Owned days
LR2	2,409	3,179	3,267
LR1	1,890	2,510	2,511
MR	10,487	13,995	14,056
SR	2,996	3,975	3,944
Tanker Division	17,782	23,658	23,778
Panamax	542	706	730
Handymax	-	-	-
Bulk Division	542	706	730
Total	18,323	24,364	24,508

		T/C-in days		T/C-in costs (USD/day)
LR2	516	730	726	20,731	20,738	20,918
LR1	3,411	2,979	2,201	21,833	23,881	24,005
MR	3,011	3,941	3,267	15,050	14,151	14,135
SR	-	-	-	-	-	-
Tanker Division	6,938	7,650	6,194	18,807	18,568	18,437
Panamax	3,027	3,785	4,159	15,811	16,080	16,035
Handymax	506	363	365	16,086	15,995	15,995
Bulk Division	3,533	4,148	4,524	15,850	16,073	16,032
Total	10,471	11,798	10,718	17,809	17,691	17,422

		Total physical days			Covered days
LR2	2,925	3,909	3,993	269	138	116
LR1	5,301	5,489	4,712	893	365	175
MR	13,498	17,936	17,323	1,942	743	-
SR	2,996	3,975	3,944	266	-	-
Tanker Division	24,720	31,308	29,972	3,369	1,246	291
Panamax	3,569	4,491	4,889	2,804	13	-
Handymax	506	363	365	1,485	955	869
Bulk Division	4,075	4,854	5,254	4,289	968	869
Total	28,794	36,162	35,226	7,658	2,214	1,160

		Covered %		Coverage rates (USD/day)
LR2	9%	4%	3%	13,991	17,900	17,900
LR1	17%	7%	4%	14,970	15,666	15,666
MR	14%	4%	0%	14,720	13,932	-
SR	9%	0%	0%	14,346	-	-
Tanker Division	14%	4%	1%	14,699	14,880	16,555
Panamax	79%	0%	0%	13,057	11,240	-
Handymax	293%	263%	238%	13,732	16,220	16,399
Bulk Division	105%	20%	17%	13,291	16,153	16,399
Total	27%	6%	3%	13,910	15,437	16,438

Fair value of freight rate contracts that are mark-to-market in the income statement (million USD):
Contracts not included above	0.0
Contracts included above	13.8

Notes
Actual no. of days can vary from the projected no. of days primarily due to vessel sales and delays of vessel deliveries. T/C-in costs do not include potential extra payments from profit split arrangements.

Announcement no. 24 / 10 May 2012	First quarter report 2012	4 of 22

Tanker Division
The product tanker freight rates for especially the larger segments (LRs) remained under pressure in the first quarter of 2012. There was a positive sentiment in the MR segment in the first half of the quarter. In the West, Brazil continued to import various refined products from other continents, which has increased the ton-mile factor and positively affected freight rates. As expected, the gasoline imports into the USA trailed off during the first quarter of 2012, as the producers moved from winter to summer specifications affecting the MR rates. Furthermore, the US gasoline demand was down by 6% year-on-year. The refinery closures in the West continued, as e.g. Valero announced suspension of a refinery due to poor refining margins.

In the East, the freight markets for LR2 and LR1 remained at low levels throughout the quarter due to the lack of naphtha cargoes. For instance, naphtha imports to Japan were 11% down in February 2012 compared to the same period in 2011. The Arabic Gulf market was also heavily impacted by the temporary refinery closures due to maintenance. In addition, the jet fuel arbitrage into Europe was limited.

The global product tanker fleet has grown by ~1% in the first quarter of 2012 (source: SSY).

TORM achieved LR2 spot rates of USD/day 10,814 in the first quarter of 2012, which was at the same level as in the first quarter last year, as this segment has been negatively affected by Aframax and Suezmax newbuildings competing for gasoil cargoes from the East to the West. LR1 spot rates were at USD/day 12,515, down 13% year-on-year, however, TORM had anticipated the weaker East market and positioned many LR1s in the West and thereby beating available spot benchmarks. TORM’s largest segment, MR, again proved to be the best performing segment with spot rates of USD/day 14,363 in the first quarter of 2012 (up 13% year-on-year). SR spot rates were USD/day 12,823 in the first quarter of 2012, which is 23% higher than in the same period of 2011.

The Tanker Division’s operating result for the first quarter of 2012 was USD -42 million, which after correction for vessel sale is at par with the same period in 2011. Mark-to-market effects were USD 1 million. The result was negatively impacted by TORM’s financial situation leading to an increased number of waiting days and a reduced laden/ballast ratio.

Tanker Division	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Change	12 month
						Q1 11	avg.
						- Q1 12
LR2 (Aframax, 90-110,000 DWT)
Available earning days	1,157	1,153	1,158	1,092	899	-22%
Spot rates1)	10,890	10,612	10,836	11,959	10,814	-1%
TCE per earning day2)	13,524	12,542	12,423	15,647	7,865	-42%	12,119
Operating days	1,170	1,183	1,196	1,121	1,001	-14%
Operating expenses per operating day3)	7,698	5,781	6,721	6,133	5,976	-22%	6,153
LR1 (Panamax 75-85,000 DWT)
Available earning days	2,085	2,164	2,208	2,081	2,076	0%
Spot rates1)	14,435	15,174	9,841	7,678	12,515	-13%
TCE per earning day2)	14,654	14,962	9,467	9,020	12,977	-11%	11,607
Operating days	630	637	644	644	637	1%
Operating expenses per operating day3)	6,577	6,135	6,481	6,419	6,389	-3%	6,356
MR (45,000 DWT)
Available earning days	4,263	4,373	4,511	4,477	4,681	10%
Spot rates1)	12,760	15,315	11,749	14,080	14,363	13%
TCE per earning day2)	12,768	15,867	12,910	13,335	14,082	10%	14,049
Operating days	3,412	3,549	3,496	3,496	3,557	4%
Operating expenses per operating day3)	6,628	6,629	6,732	5,929	6,743	2%	6,508
SR (35,000 DWT)
Available earning days	969	996	992	978	989	2%
Spot rates1)	10,410	13,403	10,582	9,483	12,823	23%
TCE per earning day2)	11,319	11,983	12,020	9,809	13,122	16%	11,733
Operating days	990	1,001	1,012	1,012	1,001	1%
Operating expenses per operating day3)	6,517	5,183	5,436	6,919	5,577	-14%	5,779

1) Spot rates = Time Charter Equivalent Earnings for all charters with less than six months duration = Gross freight income less bunker, commissions, and port expenses.

2) TCE = Time Charter Equivalent Earnings = Gross freight income less bunker, commissions and port expenses.

3) Operating expenses are related to owned vessels.

Announcement no. 24 / 10 May 2012	First quarter report 2012	5 of 22

Bulk Division
The bulk market came under significant pressure in the first quarter of 2012 due to a high number of vessels being delivered. Furthermore, the combination of the Chinese New Year, an overall slower growth in the Chinese commodity demand and logistic delays in the South American grain season resulted in a low market throughout the first quarter of 2012. Generally the Pacific market outperformed the Atlantic market.

In the Pacific spot market, the freight rates for Panamax were about USD/day 7-8,000. The Supramax segment had freight rates of USD/day 8-9,000 except for a minor freight rate spike at USD/day 12-13,000 in mid February mainly due to increased demand for coal in India.

The Atlantic spot market for Panamax remained basically flat at USD/day 4-5,000 throughout the first quarter of 2012. Supramax spot market had similarly low activity and freight rate levels.

The number of newbuilding deliveries in the first quarter of 2012 continued at the high levels previously seen in 2011 with 69 Capesize, 111 Panamax and 85 Handymax vessels being delivered (source: SSY).

TORM’s Panamax time charter equivalent (TCE) earnings were in the first quarter of 2012 USD/day 9,670 or 37% below the same period in 2011. The realized first quarter 2012 TCE earnings for Handymax were USD/day 11,763, which is 5% higher than in the same period of 2011.

The Bulk Division’s result was an operating profit of USD 3 million, which included positive mark-to-market effects of USD 10 million. TORM experienced an increasing number of waiting days and ballasting time in the first quarter of 2012 due to the adverse effects from the Company’s financial situation.

Bulk Division	Q1 11	Q2 11	Q3 11	Q4 11	Q1 12	Change	12 month
						Q1 11	avg.
						- Q1 12

Panamax (60-80,000 DWT)
Available earning days	1,524	2,068	2,279	3,127	1,848	21%
TCE per earning day2)	15,461	16,015	12,140	14,357	9,670	-37%	13,046
Operating days	180	182	184	184	182	1%
Operating expenses per operating day3)	4,836	3,904	5,126	3,896	3,934	-19%	4,215
Handymax (40-55,000 DWT)
Available earning days	566	1,133	1,152	1,361	642	13%
TCE per earning day2)	11,154	12,554	12,510	13,403	11,763	5%	12,558
Operating days	-	-	-	-	-	-
Operating expenses per operating day3)	-	-	-	-	-	-	-

Announcement no. 24 / 10 May 2012	First quarter report 2012	6 of 22

Fleet development
During the first quarter of 2012, TORM sold the MR product tanker TORM Lana as part of the Company’s general plan to preserve liquidity and reduce debt. TORM also took delivery of two MR product tanker newbuildings, TORM Arawa and TORM Anabel, during the first quarter of 2012. Finally, TORM entered into an agreement during first quarter of 2012 to cancel one MR product tanker newbuilding, which was scheduled for delivery in the second quarter of 2014. Following the cancellation, TORM’s owned fleet consists of 66.5 product tankers and two dry bulk vessels and TORM does not have any newbuildings on order. At the end of the first quarter of 2012, outstanding CAPEX relating to the order book was thus zero compared to USD 195 million in 2011.

TORM’s fleet as at 31 March 2012 is shown in the table below. In addition to the 68.5 owned vessels, TORM had chartered-in 30 product tankers and 13 bulk vessels on longer time charter contracts (minimum one year contracts) and five bulk vessels on shorter time charter contracts (less than one year contracts). Another 20 product tankers were either in pools or under commercial management with TORM.

# of vessels	Current fleet			Newbuildings and T/C-in deliveries with a period >= 12 months
	Q4 2011	Net changes	Q1 2012	2012	2013	2014	2015
Owned vessels
LR2	9.0	-	9.0
LR1	7.5	-	7.5
MR	38.0	1.0	39.0
Handysize	11.0	-	11.0
Tanker Division	65.5	1.0	66.5	-	-	-	-
Panamax	2.0	-	2.0
Handymax		-	-
Bulk Division	2.0		2.0	-	-	-	-
Total	67.5	1.0	68.5	-	-	-	-

TC-in vessels with contract period >=12 months
LR2	2.0	-	2.0
LR1	16.0	-	16.0
MR	12.0	-	12.0
Handysize		-	-
Tanker Division	30.0	-	30.0
Panamax	11.0	-	11.0
Handymax	2.0	-	2.0
Bulk Division	13.0	-	13.0
Total	43.0	-	43.0

TC-in vessels with contract period < 12 months
LR2
LR1
MR
Handysize
Tanker Division	-	-	-
Panamax	18.0	-15.0	3.0
Handymax	8.0	-6.0	2.0
Bulk Division	26.0	-21.0	5.0
Total	26.0	-21.0	5.0

Pools/commecial management	22.0	-2.0	20.0

Total fleet	158.5	-22.0	136.5

Note:
The contract duration is defined based on the contractual minimum period and does not include optional periods.
There is not committed any newbuildings or T/C-in vessels with delivery after 2014.

Announcement no. 24 / 10 May 2012	First quarter report 2012	7 of 22

Notes on the financial reporting
Income statement

The gross profit for the first quarter of 2012 was USD 27 million, compared to USD 28 million for the corresponding period in 2011.

The first quarter of 2012 was negatively impacted by USD 16 million from sale of vessels, compared to a loss of USD 6 million in the first quarter of 2011. Administrative costs in the first quarter of 2012 were USD 17 million, which is slightly lower than in the first quarter of 2011.

The result before depreciation (EBITDA) for the first quarter of 2012 was a loss of USD 7 million, compared to a profit of USD 4 million for the corresponding period of 2011.

Depreciation in the first quarter of 2012 was USD 34 million, down by USD 3 million on the first quarter of 2011. This decrease was mainly due to a smaller owned fleet.

The primary operating result for the first quarter of 2012 was a loss of USD 41 million, compared to a loss of USD 33 million in the same quarter of 2011.

The first quarter of 2012 was positively impacted by mark-to-market non-cash adjustments of USD 11 million in total: USD 9 million in connection with FFA/bunker derivatives and the net effect from other financial derivatives amounting to USD 2 million. In comparison, the first quarter of 2011 had USD 8 million in mark-to-market non-cash adjustments. Financial expenses include USD 22 million in fees to advisors of the Company and the Company’s creditors related to the long-term comprehensive financing and restructuring solution.

The result after tax was a loss of USD 79 million in the first quarter of 2012, compared to a loss of USD 45 million in the first quarter of 2011.

Assets

Total assets were down from USD 2,779 million as at 31 December 2011 to USD 2,669 million as at 31 March 2012. TORM estimates the fleet's total long-term earning potential each quarter based on future discounted cash flows. The estimated value for the fleet as at 31 March 2012 supports the book value.

Debt

Net interest-bearing debt as at 31 March 2012 was USD 1,838 million, compared to USD 1,787 million as at 31 December 2011.

As at 31 March 2012, TORM was in breach of its financial covenants under the existing loan agreements, and due to this TORM no longer has the unconditional right to defer payments.

Equity

Equity declined in the first quarter of 2012 from USD 644 million as at 31 December 2011 to USD 569 million due to the loss during the period. Equity as a percentage of total assets was 21% as at 31 March 2012, compared to 23% as at 31 December 2011.

TORM held 3,230,432 treasury shares as at 31 March 2012, equivalent to 4.4% of the Company's share capital. This is the same level as of 31 December 2011.

Liquidity
TORM had cash of USD 29 million at the end of the first quarter of 2012 and no credit lines available. TORM has no order book and therefore no CAPEX related hereto.

Announcement no. 24 / 10 May 2012	First quarter report 2012	8 of 22

Post balance sheet events
As stated in announcement no. 14 dated 4 April 2012, TORM has reached a conditional framework agreement in principle with the bank group’s coordination committee and the major time charter partners regarding a financing and restructuring plan.

On 23 April 2012, TORM published an updated Annual Report for 2011 that amongst others reflected the above-mentioned framework agreement. Note 2 to the consolidated financial statements “Liquidity, capital resources, going concern and subsequent events” states that the successful outcome of the current negotiations with TORM’s banks and other stakeholders to secure the implementation of the comprehensive financing and restructuring plan outlined in the conditional framework agreement in principle is a prerequisite for TORM’s continued operation. The Annual Report also contained an updated independent auditor’s report that had changed from a “disclaimer of opinion” to an “unqualified audit opinion but with emphasis of matter”.

As published in announcement no. 20 dated 23 April 2012, TORM’s Board of Directors has informed that the banks and the time charter partners in exchange for the concessions made as part of the above-mentioned conditional agreement in principle will achieve a substantial majority of the share capital in the Company in connection with definitive implementation of the agreement in principle. Under the conditional agreement in principle, existing shareholders will achieve in aggregate 7.5% of the future share capital in the Company.

As stated in announcement no. 21 dated 23 April 2012, TORM’s annual general meeting approved to decrease the share capital of the Company by an amount of nominally DKK 363,272,000 from nominally DKK 364.000.000 to nominally DKK 728,000 by decreasing the nominal amount per share (denomination) from DKK 5 to DKK 0.01 by transfer of nominally DKK 363,272,000 to a special reserve fund. In addition, the Board of Directors was granted authorizations to increase the share capital with a range of methods.

As stated in announcement no. 23 dated 30 April 2012, TORM expects the temporary standstill agreement with banks and time charter partners to be renewed.

Financial calendar
TORM's second quarter report for 2012 will be published on 21 August 2012. TORM's complete financial calendar can be found at www.torm.com/investor-relations.

About TORM
TORM is one of the world’s leading carriers of refined oil products as well as a significant player in the dry bulk market. The Company runs a fleet of approximately 140 modern vessels in cooperation with other respected shipping companies sharing TORM’s commitment to safety, environmental responsibility and customer service.

TORM was founded in 1889. The Company conducts business worldwide and is headquartered in Copenhagen, Denmark. TORM’s shares are listed on NASDAQ OMX Copenhagen (ticker: TORM) and on NASDAQ in New York (ticker: TRMD). For further information, please visit www.torm.com.

Safe Harbor statements as to the future
Matters discussed in this release may constitute forward-looking statements. Forward-looking statements reflect our current views with respect to future events and financial performance and may include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and statements other than statements of historical facts. The forward-looking statements in this release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although TORM believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, TORM cannot guarantee that it will achieve or accomplish these expectations, beliefs or projections.

Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward- looking statements include the strength of the world economy and currencies, changes in charter hire rates and vessel values, changes in demand for “tonne miles” of oil carried by oil tankers, the effect of changes in OPEC’s petroleum production levels and worldwide oil consumption and storage, changes in demand that may affect attitudes of time charterers to scheduled and unscheduled dry-docking, changes in TORM’s operating expenses, including bunker prices, dry-docking and insurance costs, changes in the regulation of shipping operations, including requirements for double hull tankers or actions taken by regulatory authorities, potential liability from pending or future litigation, domestic and international political conditions, potential disruption of shipping routes due to accidents and political events or acts by terrorists.

Risks and uncertainties are further described in reports filed by TORM with the US Securities and Exchange Commission, including the TORM Annual Report on Form 20-F and its reports on Form 6-K. Forward-looking statements are based on management’s current evaluation, and TORM is only under an obligation to update and change the listed expectations to the extent required by law.

Announcement no. 24 / 10 May 2012	First quarter report 2012	9 of 22

Statement by the Board of Directors and Executive Management
The Board and Management have today discussed and adopted this interim report for the period 1 January – 31 March 2012.

This interim report is unaudited and was prepared in accordance with the International Financial Reporting Standards for Interim Financial Reporting, IAS 34, as adopted by the EU and additional disclosure requirements of listed Danish companies.

Reference is made to the Annual Report for 2011’s note 2 to the consolidated financial statements “Liquidity, capital resources, going concern and subsequent events”, in which it is stated that the successful outcome of the current negotiations with TORM’s banks and other stakeholders to secure the implementation of the comprehensive financing and restructuring plan outlined in the conditional framework agreement in principle is a prerequisite for TORM’s continued operation. In a forced sale, or if TORM is otherwise not able to continue as a going concern, the net value of the Company’s assets, liabilities and off balance sheet items would be significantly lower than the current carrying amounts.

We believe the accounting practices used are reasonable, and that this interim report gives a true and accurate picture of the Group's assets, debt, financial position, results and cash flows.

Copenhagen, 10 May 2012

Executive Management	Board of Directors
Jacob Meldgaard, CEO Roland M. Andersen, CFO	Niels Erik Nielsen, Chairman Christian Frigast, Deputy Chairman Jesper Jarlbæk Kari Millum Gardarnar Rasmus Johannes Hoffmann

Announcement no. 24 / 10 May 2012	First quarter report 2012	10 of 22

Consolidated income statement

Million USD	Q1 2012	Q1 2011	2011

Revenue	310.6	270.4	1,305.2
Port expenses, bunkers and commissions	-172.2	-129.8	-675.0
Freight and bunkers derivatives	13.6	6.9	14.1

Time charter equivalent earnings	152.0	147.5	644.3

Charter hire	-84.4	-76.6	-398.3
Operating expenses	-40.3	-43.1	-165.0

Gross profit (Net earnings from shipping activities)	27.3	27.8	81.0

Profit/(loss) from sale of vessels	-15.9	-5.7	-52.6
Administrative expenses	-16.6	-17.1	-71.2
Other operating income	0.5	0.2	3.2
Share of results of jointly controlled entities	-2.4	-1.1	-4.2

EBITDA	-7.1	4.1	-43.8

Impairment losses on jointly controlled entities	0.0	0.0	-13.0
Impairment losses on tangible and intangible assets	0.0	0.0	-187.0
Amortizations and depreciation	-34.0	-36.6	-144.8

Operating profit/(loss) (EBIT)	-41.1	-32.5	-388.6

Financial income	3.6	2.5	9.9
Financial expenses	-41.0	-14.9	-72.7

Profit/(loss) before tax	-78.5	-44.9	-451.4

Tax	-0.2	-0.4	-1.6

Net profit/(loss) for the period	-78.7	-45.3	-453.0

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-1.1	-0.7	-6.5
Earnings/(loss) per share, EPS (DKK)*	-6.4	-3.6	-34.9
Diluted earnings/(loss) per share, (USD)	-1.1	-0.7	-6.5
Diluted earnings/(loss) per share, (DKK)*	-6.4	-3.6	-34.9

*)	The key figures have been translated from USD to DKK using the average USD/DKK exchange change rate for the period in question.

Announcement no. 24 / 10 May 2012	First quarter report 2012	11 of 22

Consolidated income statement per quarter

Million USD	Q1 12	Q4 11	Q3 11	Q2 11	Q1 11

Revenue	310.6	367.3	331.8	335.7	270.4
Port expenses, bunkers and commissions	-172.2	-202.5	-182.8	-159.9	-129.8
Freight and bunkers derivatives	13.6	5.1	-0.9	3.0	6.9

Time charter equivalent earnings	152.0	169.9	148.1	178.8	147.5

Charter hire	-84.4	-118.6	-103.5	-99.6	-76.6
Operating expenses	-40.3	-39.5	-42.3	-40.1	-43.1

Gross profit/(loss) (Net earnings from shipping activities)	27.3	11.8	2.3	39.1	27.8

Profit from sale of vessels	-15.9	-54.0	0.0	7.1	-5.7
Administrative expenses	-16.6	-19.6	-16.8	-17.7	-17.1
Other operating income	0.5	0.3	0.4	2.3	0.2
Share of results of jointly controlled entities	-2.4	1.1	-2.9	-1.3	-1.1

EBITDA	-7.1	-60.4	-17.0	29.5	4.1

Impairment losses on jointly controlled entities	0.0	-13.0	0.0	0.0	0.0
Impairment losses on tangible and intangible assets	0.0	-187.0	0.0	0.0	0.0
Amortizations and depreciation	-34.0	-35.6	-36.1	-36.5	-36.6

Operating profit/(loss) (EBIT)	-41.1	-296.0	-53.1	-7.0	-32.5

Financial income	3.6	8.4	-0.5	-0.5	2.5
Financial expenses	-41.0	-25.1	-16.5	-16.2	-14.9

Profit/(loss) before tax	-78.5	-312.7	-70.1	-23.7	-44.9

Tax	-0.2	-0.3	-0.3	-0.6	-0.4

Net profit/(loss) for the period	-78.7	-313.0	-70.4	-24.3	-45.3

Earnings/(loss) per share, EPS
Earnings/(loss) per share, EPS (USD)	-1.1	-4.5	-1.0	-0.3	-0.7
Diluted earnings/(loss) per share, (USD)	-1.1	-4.5	-1.0	-0.3	-0.7

Announcement no. 24 / 10 May 2012	First quarter report 2012	12 of 22

Consolidated statement of comprehensive income

Million USD	Q1 2012	Q1 2011	2011

Net profit/(loss) for the period	-78.7	-45.3	-453.0

Other comprehensive income:

Exchange rate adjustment arising on translation
of entities using a measurement currency different
from USD	0.7	0.0	-0.4

Fair value adjustment on hedging instruments	-1.9	3.3	-29.7

Value adjustment on hedging instruments transferred
to income statement	4.2	0.9	1.7

Fair value adjustment on available for sale investments	0.3	0.2	8.7

Transfer to income statement on sale of available for sale
investments	0.0	0.0	0.0

Other comprehensive income after tax	3.3	4.4	-19.7

Total comprehensive income	-75.4	-40.9	-472.7

Announcement no. 24 / 10 May 2012	First quarter report 2012	13 of 22

Consolidated balance sheet

Million USD	31 March 2012	31 March 2011	31 December 2011

NON-CURRENT ASSETS

Intangible assets
Goodwill	0.0	89.2	0.0
Other intangible assets	1.9	2.0	1.9
Total intangible assets	1.9	91.2	1.9

Tangible fixed assets
Land and buildings	1.8	3.6	2.0
Vessels and capitalized dry-docking	2,289.6	2,605.1	2,258.6
Prepayments on vessels	0.0	108.0	69.2
Other plant and operating equipment	7.7	8.7	8.1
Total tangible fixed assets	2,299.1	2,725.4	2,337.9

Financial assets
Investment in jointly controlled entities	47.8	71.2	50.3
Loans to jointly controlled entities	8.2	9.8	8.2
Other investments	12.5	3.1	11.6
Other financial assets	0.0	6.0	0.0
Total financial assets	68.5	90.1	70.1

TOTAL NON-CURRENT ASSETS	2,369.5	2,906.7	2,409.9

CURRENT ASSETS

Bunkers	64.9	52.7	84.6
Freight receivables	126.8	108.4	140.2
Other receivables	37.8	22.6	26.0
Prepayments	40.5	27.0	11.8
Cash and cash equivalents	29.4	142.4	85.5
	299.4	353.1	348.1

Non-current assets held for sale	0.0	0.0	21.2

TOTAL CURRENT ASSETS	299.4	353.1	369.3

TOTAL ASSETS	2,668.9	3,259.8	2,779.2

Announcement no. 24 / 10 May 2012	First quarter report 2012	14 of 22

Consolidated balance sheet

Million USD	31 March 2012	31 March 2011	31 December 2011

EQUITY

Common shares	61.1	61.1	61.1
Treasury shares	-17.3	-17.3	-17.3
Revaluation reserves	6.5	-2.3	6.2
Retained profit	541.6	1,027.0	620.0
Proposed dividends	0.0	0.0	0.0
Hedging reserves	-27.5	2.4	-29.8
Translation reserves	4.3	4.1	3.6
TOTAL EQUITY	568.7	1,075.0	643.8

LIABILITIES

Non-current liabilities
Deferred tax liability	53.5	54.2	53.7
Mortgage debt and bank loans	0.0	1,750.9	0.0
Finance lease liabilities	31.0	30.7	29.4
Deferred income	6.1	0.0	6.4
TOTAL NON-CURRENT LIABILITIES	90.6	1,835.8	89.5

Current liabilities
Mortgage debt and bank loans	1,791.7	212.0	1,794.6
Finance lease liabilities	44.4	2.0	48.3
Trade payables	87.7	58.0	115.6
Current tax liabilities	0.7	1.1	1.2
Other liabilities	83.9	74.5	85.0
Acquired liabilities related to options on vessels	0.0	1.4	0.0
Deferred income	1.2	0.0	1.2
TOTAL CURRENT LIABILITIES	2,009.6	349.0	2,045.9

TOTAL LIABILITIES	2,100.2	2,184.8	2,135.4

TOTAL EQUITY AND LIABILITIES	2,668.9	3,259.8	2,779.2

Announcement no. 24 / 10 May 2012	First quarter report 2012	15 of 22

Consolidated statement of changes in equity as at 1 January – 31 March 2012

	Common shares	Treasury shares	Retained profit	Proposed dividends	Revaluation reserves	Hedging reserves	Translation reserves	Total
Million USD
Equity at 1 January 2012	61.1	-17.3	620.0	0.0	6.2	-29.8	3.6	643.8

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-78.7	-	-	-	-	-78.7
Other comprehensive income for the year	-	-	-	-	0.3	2.3	0.7	3.3
Total comprehensive income for the year	-	-	-78.7	-	0.3	2.3	0.7	-75.4

Share-based compensation	-	-	0.3	-	-	-	-	0.3
Total changes in equity Q1 2012	0.0	0.0	-78.4	0.0	0.3	2.3	0.7	-75.1
Equity at 31 March 2012	61.1	-17.3	541.6	0.0	6.5	-27.5	4.3	568.7

Consolidated statement of changes in equity as at 1 January - 31 March 2011

	Common	Treasury	Retained	Proposed	Revaluation	Hedging	Translation	Total
	shares	shares	profit	dividends	reserves	reserves	reserves
Million USD
Equity at 1 January 2011	61.1	-17.9	1,072.3	0.0	-2.5	-1.8	4.1	1,115.3

Comprehensive income for the year:
Net profit/(loss) for the year	-	-	-45.3	-	-	-	-	-45.3
Other comprehensive income for the year	-	-	-	-	0.2	4.2	0.0	4.4
Total comprehensive income for the year	-	-	-45.3	-	0.2	4.2	0.0	-40.9

Disposal treasury shares, cost	-	0.6	-	-	-	-	-	0.6
Loss from disposal of treasury shares	-	-	-0.6	-	-	-	-	-0.6
Share-based compensation	-	-	0.6	-	-	-	-	0.6
Total changes in equity Q1 2011	0.0	0.6	-45.3	0.0	0.2	4.2	0.0	-40.3
Equity at 31 March 2011	61.1	-17.3	1,027.0	0.0	-2.3	2.4	4.1	1,075.0

Announcement no. 24 / 10 May 2012	First quarter report 2012	16 of 22

Consolidated statement of cash flows

Million USD	Q1 2012	Q1 2011	2011

Cash flow from operating activities
Operating profit	-41.1	-32.5	-388.6

Adjustments:
Reversal of profit/(loss) from sale of vessels	15.9	5.7	52.6
Reversal of amortizations and depreciation	34.0	36.6	144.8
Reversal of impairment of jointly controlled entities	0.0	0.0	13.0
Reversal of impairment of tangible and intangible assets	0.0	0.0	187.0
Reversal of share of results of jointly controlled entities	2.4	1.1	4.2
Reversal of other non-cash movements	-9.5	-6.7	-6.8

Dividends received from jointly controlled entities	0.0	0.7	1.4
Interest received and exchange rate gains	0.2	3.6	5.0
Interest paid and exchange rate losses	-18.0	-15.8	-67.0
Advisor fees related to financing and restructuring plan	-22.0	0.0	0.0
Income taxes paid/repaid	-0.5	-1.2	-2.7
Change in bunkers, accounts receivables and payables	-18.0	-2.6	-17.7
Net cash flow from operating activities	-56.6	-11.1	-74.8

Cash flow from investing activities
Investment in tangible fixed assets	-44.1	-68.0	-118.4
Loans to jointly controlled entities	0.0	0.5	2.1
Sale of non-current assets	49.3	100.6	284.5
Net cash flow from investing activities	5.2	33.1	168.2

Cash flow from financing activities
Borrowing, mortgage debt	22.5	26.7	87.0
Borrowing, finance lease liabilities	0.0	0.0	46.8
Repayment/redemption, mortgage debt	-26.4	-25.5	-254.1
Repayment/redemption, finance lease liabilities	-0.8	-0.8	-7.5
Net cash flow from financing activities	-4.7	0.4	-127.8

Net cash flow from operating, investing and financing activities	-56.1	22.4	-34.4

Cash and cash equivalents, beginning balance	85.5	120.0	120.0

Cash and cash equivalents, ending balance	29.4	142.4	85.6

Announcement no. 24 / 10 May 2012	First quarter report 2012	17 of 22

Consolidated quarterly statement of cash flows

Million USD	Q1 12	Q4 11	Q3 11	Q2 11	Q1 11

Cash flow from operating activities
Operating profit	-41.1	-296.0	-53.1	-7.0	-32.5

Adjustments:
Reversal of profit/(loss) from sale of vessels	15.9	54.0	0.0	-7.1	5.7
Reversal of amortizations and depreciation	34.0	35.6	36.1	36.5	36.6
Reversal of impairment of jointly controlled entities	0.0	13.0	0.0	0.0	0.0
Reversal of impairment of tangible and intangible assets	0.0	187.0	0.0	0.0	0.0
Reversal of share of results of jointly controlled entities	2.4	-1.1	2.9	1.3	1.1
Reversal of other non-cash movements	-9.5	-0.5	5.7	-5.3	-6.7

Dividends received from jointly controlled entities	0.0	0.2	0.2	0.3	0.7
Interest received and exchange rate gains	0.2	-0.2	-1.3	2.9	3.6
Interest paid and exchange rate losses	-18.0	-19.5	-13.8	-17.9	-15.8
Advisor fees related to financing and restructuring plan	-22.0	0.0	0.0	0.0	0.0
Income taxes paid/repaid	-0.5	-0.4	-1.1	0.0	-1.2
Change in bunkers, accounts receivables and payables	-18.0	14.9	3.8	-33.9	-2.6
Net cash flow from operating activities	-56.6	-13.0	-20.6	-30.2	-11.1

Cash flow from investing activities
Investment in tangible fixed assets	-44.1	-11.6	-4.4	-34.4	-68.0
Loans to jointly controlled entities	0.0	0.5	0.5	0.6	0.5
Sale of non-current assets	49.3	75.4	14.4	94.1	100.6
Net cash flow from investing activities	5.2	64.4	10.4	60.3	33.1

Cash flow from financing activities
Borrowing, mortgage debt	22.5	0.0	0.0	60.3	26.7
Borrowing, finance lease liabilities	0.0	0.0	0.0	46.8	0.0
Repayment/redemption, mortgage debt	-26.4	-59.4	-38.5	-130.7	-25.5
Repayment/redemption, finance lease liabilities	-0.8	-2.3	-2.6	-1.8	-0.8
Net cash flow from financing activities	-4.7	-61.7	-41.1	-25.4	0.4

Net cash flow from operating, investing and financing activities	-56.1	-10.3	-51.3	4.7	22.4

Cash and cash equivalents, beginning balance	85.5	95.8	147.1	142.4	120.0

Cash and cash equivalents, ending balance	29.4	85.5	95.8	147.1	142.4

Announcement no. 24 / 10 May 2012	First quarter report 2012	18 of 22

Notes Note 1 - Impairment test
As at 31 March 2012, Management performed a review of the recoverable amount of the assets by assessing the recoverable amount for the significant assets within the Tanker Division, the Bulk Division and the investment in 50% of FR8. The methodology used for calculating the value in use is unchanged compared to the Annual Report for 2011 and accordingly the freight rate estimates in the period 2012 to 2015 are based on the Company's business plans, which in 2014 and 2015 assume a gradual increase towards the 10-year historic average. The freight rates from 2016 are based on the 10-year historic average freight rates from Clarksons adjusted by the inflation rate. The WACC is unchanged compared to 31 December 2011.

Based on this review, Management concluded that assets within the Tanker Division, the Bulk Division and the investment in FR8 were not impaired as of 31 March 2012 whereas the impairment losses recognized in 2009, 2010 and 2011 in FR8 and in 2011 in the Tanker Division were maintained.

The 10-year historic average freight rates as of 31 March 2012 are as follows:

-LR2 USD/day 27,088
-LR1 USD/day 22,676
-MR USD/day 20,164

Management believes that these major assumptions are reasonable.

The calculation of value in use is very sensitive to changes in the key assumptions which are considered to be related to the future development in freight rates, the WACC applied as discounting factor in the calculations and the development in operating expenses. The sensitivities have been assessed as follows, all other things being equal:

-A decrease in the tanker freight rates of USD/day 500 would result in a further impairment of USD 139 million for the Tanker Division
-An increase of the WACC of 1% would result in a further impairment of USD 203 million for the Tanker Division
-An increase of the operating expenses of 5% would result in a further impairment of USD 86 million for the Tanker Division

It should be emphasized that in a forced sale the recoverable amount of the vessels would be significantly lower than the carrying amount under a going concern assumption.

Note 2 - Vessels and capitalized dry-docking

USD million	31 March 2012	31 March 2011	31 Dec. 2011

Cost:
Balance at 1 January	2,999.3	3,113.9	3,113.9
Additions	2.5	3.8	20.7
Disposals	-48.7	-140.2	-334.6
Transferred to/from other items	102.4	199.3	199.3
Balance	3,055.5	3,176.8	2,999.3

Depreciation and impairments:
Balance at 1 January	740.7	553.8	553.8
Disposals	-7.9	-17.6	-67.8
Depreciation for the year	33.1	35.5	140.6
Impairment loss	0.0	0.0	97.8
Transferred to/from other items	0.0	0.0	16.3
Balance	765.9	571.7	740.7

Carrying amount	2,289.6	2,605.1	2,258.6

Announcement no. 24 / 10 May 2012	First quarter report 2012	19 of 22

Note 3 - Prepayments on vessels

USD million	31 March 2012	31 March 2011	31 Dec. 2011
Cost:
Balance at 1 January	69.2	243.3	243.3
Additions	41.2	64.0	94.8
Disposals	-8.0	0.0	-7.8
Transferred to/from other items	-102.4	-199.3	-199.3
Transferred to non-current assets held for sale	0.0	0.0	-61.8
Balance	0.0	108.0	69.2

Depreciation and impairments:
Balance at 1 January	0.0	16.3	16.3
Transferred to/from other items	0.0	-16.3	-16.3
Balance	0.0	0.0	0.0

Carrying amount	0.0	108.0	69.2

Note 4 - Mortgage debt and bank loans

Million USD	31 March 2012	31 March 2011	31 Dec. 2011

Mortgage debt and bank loans
To be repaid as follows:
Falling due within one year	1,791.7	212.0	1,794.7
Falling due between one and two years	0.0	208.3	0.0
Falling due between two and three years	0.0	836.1	0.0
Falling due between three and four years	0.0	195.4	0.0
Falling due between four and five years	0.0	415.2	0.0
Falling due after five years	0.0	95.9	0.0

Carrying amount	1,791.7	1,962.9	1,794.7

As at 31 March 2012, TORM’s equity ratio of 21.3% and cash at bank of USD 29.4 million resulted in a breach of its financial covenants under the existing loan agreements. As at 31 March 2012 TORM therefore does not have an unconditional right to defer payments on the loans for more than 12 months, and the mortgage debt and bank loans are in principle payable on demand. Accordingly the mortgage debt and bank loans are classified as current liabilities in the balance sheet.

As at 10 May 2012, none of these defaults have been remediated.

Announcement no. 24 / 10 May 2012	First quarter report 2012	20 of 22

Note 5 - Segment information

Million USD	Q1 2012	Q1 2011
Tanker	Bulk	Not		Tanker	Bulk	Not
Division	Division	allocated	Total	Division	Division	allocated	Total

Revenue	251.4	59.2	0.0	310.6	219.2	51.2	0.0	270.4
Port expenses, bunkers and commissions	-138.7	-33.5	0.0	-172.2	-108.5	-21.3	0.0	-129.8
Freight and bunkers derivatives	-0.4	14.0	0.0	13.6	-0.3	7.2	0.0	6.9
Time charter equivalent earnings	112.3	39.7	0.0	152.0	110.4	37.1	0.0	147.5
Charter hire	-51.2	-33.2	0.0	-84.4	-45.7	-30.9	0.0	-76.6
Operating expenses	-39.6	-0.7	0.0	-40.3	-42.2	-0.9	0.0	-43.1
Gross profit/(loss) (Net earnings from shipping activities)	21.5	5.8	0.0	27.3	22.5	5.3	0.0	27.8
Profit from sale of vessels	-15.9	0.0	0.0	-15.9	-5.4	-0.3	0.0	-5.7
Administrative expenses	-14.9	-1.7	0.0	-16.6	-14.6	-2.5	0.0	-17.1
Other operating income	0.5	0.0	0.0	0.5	0.2	0.0	0.0	0.2
Share of results of jointly controlled entities	0.1	0.0	-2.5	-2.4	0.9	0.0	-2.0	-1.1
EBITDA	-8.7	4.1	-2.5	-7.1	3.6	2.5	-2.0	4.1
Amortizations and depreciation	-33.3	-0.7	0.0	-34.0	-35.9	-0.7	0.0	-36.6
Operating profit/(loss) (EBIT)	-42.0	3.4	-2.5	-41.1	-32.3	1.8	-2.0	-32.5
Financial income	-	-	3.6	3.6	-	-	2.5	2.5
Financial expenses	-	-	-41.0	-41.0	-	-	-14.9	-14.9
Profit/(loss) before tax	-	-	-39.9	-78.5	-	-	-14.4	-44.9
Tax	-	-	-0.2	-0.2	-	-	-0.4	-0.4
Net profit/(loss) for the period	-	-	-40.1	-78.7	-	-	-14.8	-45.3

The activity in TORM's 50% ownership of FR8 Holding Pte. Ltd. is included in 'Not-allocated'.

During the year, there have been no transactions between the Tanker Division and the Bulk Division, and therefore all revenue derives from external customers.

Note 6 - Post balance sheet date events

As stated in announcement no. 14 dated 4 April 2012, TORM has reached a conditional framework agreement in principle with the bank coordination committee and the major time charter partners regarding a financing and restructuring plan.

On 23 April 2012, TORM published an updated Annual Report for 2011 that amongst others reflected the above-mentioned framework agreement. Note 2 to the consolidated financial statements “Liquidity, capital resources, going concern and subsequent events” states that the successful outcome of the current negotiations with TORM’s banks and other stakeholders to secure the implementation of the comprehensive financing and restructuring plan outlined in the conditional framework agreement in principle is a prerequisite for TORM’s continued operation. The Annual Report also contained an updated independent auditor’s report that had changed from a “disclaimer of opinion” to an “unqualified audit opinion but with emphasis of matter”.

As published in announcement no. 20 dated 23 April 2012, TORM’s Board of Directors has informed that the banks and the time charter partners in exchange for the concessions made as part of the above-mentioned conditional agreement in principle will achieve a substantial majority of the share capital in the Company in connection with definitive implementation of the agreement in principle. Under the conditional agreement in principle, existing shareholders will achieve in aggregate 7.5% of the future share capital in the Company.

As stated in announcement no. 21 dated 23 April 2012, TORM’s annual general meeting approved to decrease the share capital of the Company by an amount of nominally DKK 363,272,000 from nominally DKK 364.000.000 to nominally DKK 728,000 by decreasing the nominal amount per share (denomination) from DKK 5 to DKK 0.01 by transfer of nominally DKK 363,272,000 to a special reserve fund. In addition, the Board of Directors was granted authorizations to increase the share capital with a range of methods.

As stated in announcement no. 23 dated 30 April 2012, TORM expects the temporary standstill agreement with banks and time charter partners to be renewed.

Announcement no. 24 / 10 May 2012	First quarter report 2012	21 of 22

Note 7 - Accounting policies

The interim report for the period 1 January – 31 March 2012 is presented in accordance with IAS 34 "Interim Financial Reporting" as adopted by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has been prepared using the accounting policies as for the Annual Report for 2011. The accounting policies are described in more detail in the Annual Report for 2011. As from January 1, 2012 TORM has implemented the amendment to IFRS 7 regarding disclosures about transfer of financial assets. The amended standard has not affected recognition and measurement in TORM's interim report for the first quarter of 2012. The interim report of the first quarter of 2012 is unaudited, in line with the normal practice.

Announcement no. 24 / 10 May 2012	First quarter report 2012	22 of 22